NEWS RELEASE

PERPETUAL ENERGY INC. CONFIRMS SEPTEMBER 2010 DIVIDEND

AND UPDATES HEDGING

Calgary, Alberta – September 10, 2010 (TSX: PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to confirm that its dividend to be paid on October 15, 2010 in respect of income received by Perpetual for the month of September 2010, for shareholders of record on September 22, 2010, will be $0.05 per share. The ex-dividend date is September 20, 2010. The September 2010 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.214 per share.

Gas Price Management

Perpetual is an active manager of its natural gas price risk. Natural gas prices in North America have weakened considerably in 2010. The Corporation remains cautious with respect to near term natural gas prices as impacted by strong supply from shale gas plays in North America, increased global LNG supply, weak industrial gas demand due to the economic recession and recent strength in the Canadian dollar. Perpetual closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Corporation’s forward price exposure to meet Perpetual’s strategy of protecting the level of the Corporation’s monthly dividends and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies.

Perpetual recently applied a portion of the value of its hedge portfolio to its balance sheet through the early crystallization of forward sale transactions previously scheduled to settle in the first quarter of 2011. In September, the Corporation crystallized $27.5 million of future hedge positions. Approximately 75 percent of the crystallized positions were re-hedged at current market prices to provide continued protection against further potential short-term downside. To date in 2010, Perpetual has realized hedging gains of $108 million through the settlement and crystallization of forward positions and the sale of forward call options. The current mark-to-market value of Perpetual’s net open hedging transactions is approximately $41 million.

Perpetual’s financial and physical natural gas forward sales arrangements at September 10, 2010 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (1) (GJ/d)	% of 2010E Volume (3)	Price ($/GJ)	Futures Market (2) ($/GJ)	Term
Financial	85,000		7.52		November – December 2010
Physical	10,000		7.75		November – December 2010
Period Total	95,000	49	7.54	3.76	November – December 2010
Financial	65,000		3.87		January – March 2011
Physical	10,000		7.75		January – March 2011
Period Total	75,000	39	4.39	3.95	January – March 2011
Financial	47,500	25	5.21	3.95	April – October 2011
Financial	37,500	20	5.33	4.68	November 2011 – March 2012

(1)

Additional “call” option contracts outstanding are as presented in Perpetual’s management’s discussion and analysis (“MD&A”) for the three and six months ended June 30, 2010.

(2)

Futures price reflects forward market prices as at September 10, 2010.

(3)

Calculated using 2010 estimated production of 192,000 GJ/d, including actual and gas over bitumen deemed production.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding estimated production, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Paramount Energy Trust’s MD&A for the year ended December 31, 2009.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor